Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Foundation Medicine, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-200613 and 333-222244) on Form S-3 and (Nos. 333-191380, 333-194439, 333-201756 and 333-216413) Form S-8 of Foundation Medicine, Inc. of our report dated March 7, 2018, with respect to the consolidated balance sheets of Foundation Medicine, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, which report appears in the December 31, 2017 annual report on Form 10-K of Foundation Medicine, Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 7, 2018